Exhibit 99.18
NEWS RELEASE
Update to Early Warning Report
November 26, 2007 — Petroflow Energy Ltd.
This is an update to the last early warning report filed by Mr. E. Keith Conrad. Since the last report, Mr. Conrad has acquired directly and indirectly an aggregate of 802,168 additional common shares (“Shares”) of Petroflow Energy Ltd. (TSXV: PEF), representing 2.7% of Petroflow’s outstanding Shares. Mr. Conrad acquired these Shares as follows: 11,340 Shares at $0.80 through the exercise of options; 43,600 Shares at $3.44 and 205,950 at $1.90 through private placements; and 584,878 Shares at a deemed price of $2.35 through a recently completed dividend from a company that Mr. Conrad indirectly owns shares in. As a result of these acquisitions, Mr. Conrad now holds directly and indirectly an aggregate of 4,155,242 Shares representing 14.2% of Petroflow’s outstanding Shares. In addition, Mr. Conrad beneficially owns 561,000 warrants of Petroflow. If Mr. Conrad exercised these warrants, he would beneficially own an aggregate of 4,716,242 Shares, representing approximately 16% of Petroflow’s outstanding Shares (on a partially diluted basis, assuming no other holder exercised stock options or warrants). The Shares were acquired for general investment purposes. An early warning report in respect of these transactions will be filed on SEDAR.